Mail Stop 4561

August 30, 2007

Richard Haston
Chief Financial Officer
Cadence Financial Corporation
301 East Main Street
PO Box 1187
Starkville, Mississippi 39760

> **RE:** **Cadence Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 001-15773**

Dear Mr. Haston,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6 – Selected Financial Data, page 15

1.   Please revise to disclose all long-term obligations in your selected financial data. Refer to Instruction 2 to Item 301 of Regulation S-K.

IV. Summary of Loan Loss Experience, page 22

2. Please revise to present the allocation of the allowance for loan losses for each of the last five fiscal years. Refer to General Instruction 3(b) and Item IV.B. of Industry Guide 3.

3. Please revise to describe the types of loans that are considered homogeneous to allow an investor to determine which portfolios are included in the homogeneous pools line item in the allocation table.

4. Please revise to explain why the balance of graded loans increased so significantly from 2005 to 2006 and why there was not a corresponding increase in the amount of allowance allocated to these loans. Specifically tell us the extent of the increase that is due to the SunCoast and Seasons acquisitions. For each of these acquisitions, tell us the amount of loans as of the acquisition date for which it was probable that you would be unable to collect all contractually required payments.

5. Please revise to explain the differences between a graded loan and a classified asset as the term is used on page 35.

Consolidated Statements of Changes in Shareholders' Equity, page 44

6. Please revise to report the SFAS 158 transition adjustment related to your net actuarial loss and prior service cost as an adjustment of the ending balance of accumulated other comprehensive income. We note you included the amount in the calculation of comprehensive income for 2006. Refer to paragraph 16a of SFAS 158.

Note A – Summary of Accounting Policies

5. Loans, page 47

7. We note you report mortgage loan fees in other income in the consolidated statements of income.

   a) Please revise to disclose the type of loan fees reported in this line item.

   b) Please revise to disclose your accounting policy related to these loan fees and tell us the authoritative literature on which you rely.

Note B – Acquisitions, page 52

8.   Please tell us how you determined that the pro forma impact of the SunCoast and Seasons acquisitions on the results of operations was immaterial. Please provide your analysis separately for both acquisitions and on an aggregated basis. Refer to paragraph 54 of SFAS 141.

9.   We note your disclosure in the Form 8-K filed on August 17, 2006 that the financial statements required by Item 9.01(a) of Form 8-K and the pro forma financial statements required by Item 9.01(b) of Form 8-K will be filed by amendment within 71 calendar days. However, it does not appear that this information was ever filed. Please tell us why this information was not filed. If you subsequently determined that the information was not required, please provide us with your supporting analysis considering the requirements of Form 8-K, Rule 3-05 of Regulation S-X, and Article 11 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief